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Registration No. 333-

As filed with the Securities and Exchange Commission on March 28, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

PracticeWorks, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	52-2259090 (I.R.S. Employer Identification Number)

1765 The Exchange
Suite 200
Atlanta, Georgia 30339
(770) 850-5006
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Dennis Stockwell, Esq.
Vice President and General Counsel
PracticeWorks, Inc.
1765 The Exchange
Suite 200
Atlanta, Georgia 30339
(770) 850-5006
(Name, address, including zip code, and telephone number, including area code, of agent for service)	With a copy to: Reinaldo Pascual, Esq. Kilpatrick Stockton LLP 1100 Peachtree Street Suite 2800 Atlanta, Georgia 30309-4530 (404) 815-6132

Approximate date of commencement of proposed sale to the public: As soon as practical after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering price	Amount of Registration Fee (2)

Common Stock $0.01 par value (3)	2,875,000 shares	$11.98	$34,442,500	$2,126

(1)
Estimated solely for the purpose of calculating the registration fee, based upon the average of the high and low prices for the Common Stock of PracticeWorks, Inc. on the American Stock Exchange on March 26, 2002.
(2)
Pursuant to Rule 457, the required fees, an aggregate of $3,169, are being offset by $1,043, the fee paid in connection with the Registrant's Form S-1 registration statement, File No. 333-64852, filed on July 10, 2001 (but withdrawn on January 22, 2002).
(3)
Includes 247,500 shares issuable upon exercise of warrants, 659,250 shares issuable pursuant to the conversion of series C convertible preferred stock and 99,999 shares issuable pursuant to certain earn-out rights of holders, as well as such additional indeterminate number of shares as may be issued upon exercise of the warrants or conversion of the preferred stock by reason of the adjustments and anti-dilution provisions contained therein.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated March 28, 2002

PROSPECTUS

         2,875,000 Shares

PRACTICEWORKS, INC.

Common Stock

        This prospectus relates to the resale from time to time of up to 2,875,000 shares of our common stock by the selling stockholders described in the section entitled Selling Stockholders on page 14 of this prospectus. The selling stockholders may offer and sell any of the shares of common stock from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled Plan of Distribution on page 16 of this prospectus. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. We have agreed to pay all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares.

        Our common stock is listed on the American Stock Exchange under the symbol PRW. On March 26, 2002, the last reported sale price for our common stock was $11.98 per share.

        You should consider carefully the risks that we have described in Risk Factors beginning on page 5 before deciding whether to invest in our common stock.

        Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these Securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 28, 2002.

i

ABOUT THIS PROSPECTUS

        You should read this prospectus and the information incorporated by reference carefully before you invest. Such documents contain important information you should consider when making your investment decision. See Incorporation of Documents by Reference on page 16. You should rely only on the information provided in this prospectus or documents incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

        Throughout this prospectus, the terms "we" and "our" refer solely to PracticeWorks, Inc. and its subsidiaries. As the context requires, all references to the "spin-off" refer to the spin-off of PracticeWorks from InfoCure Corporation (now known as VitalWorks Inc.) on March 5, 2001 pursuant to a tax-free distribution under Section 355 of the Internal Revenue Code.

OUR BUSINESS

        We offer software-based systems that handle the financial and practice management needs of dentists, orthodontists and oral and maxillofacial surgeons. Our practice management software applications help our customers in the administration of their practices, they help with financial management of their businesses, and they include treatment planning, charting and other clinical applications. To complement our practice management software systems, we also offer cosmetic digital imaging software and Trophy Dental's digital radiography systems.

        Our practice management systems support electronic and Internet-based services such as electronic data interchange (or EDI) services for submission of insurance claims and processing of patient statements. Our Internet-based offerings also include business-to-business e-commerce services and website development tools, allowing providers to purchase supplies at any time conveniently through the Internet and to efficiently and economically build a personalized website for their practice.

        In addition to providing practice management software solutions, both as upgrades of existing customers or new system sales, one of the biggest facets of our business is providing ongoing maintenance, support and training. We routinely develop and offer upgrades to our core products as hardware technology develops and the industry evolves. Our staff of well-trained telephone support personnel is available during business hours to support our customers across the country. We offer initial and continuing training to our new customers as well as to our upgrade or conversion customers, and we can conduct training remotely, saving our customers time and resources.

        As of March 1, 2002, we had an installed base of approximately 72,000 providers, including approximately 52,000 dentists, 5,000 orthodontists and 4,000 oral and maxillofacial surgeons in the United States and approximately 11,000 international providers primarily in Sweden and the United Kingdom. In the United States we offer all of our dental products and services on a subscription basis, which we believe greatly relieves our customers of the large upfront cash outlay that the purchase of software licenses and high technology practice solutions often entails, but we also offer the more traditional terms of a one-time up-front license and training fee.

        Because of its size, fragmentation and dependence on information exchange, we believe the healthcare sector, including dental, orthodontic and oral and maxillofacial surgery providers, is ideally suited to benefit from increased use of technology systems to control costs and manage complex data requirements. We believe a significant opportunity exists for companies like ours that have experience in delivering information management technology systems to dental services providers. We also believe that the direct and frequent use of our practice management applications by providers and office staff throughout the business day combined with our substantial installed customer base strongly positions us to facilitate business-to-business e-commerce between our customers and dental, medical and orthodontic product manufacturers and distributors as well as other suppliers.

        The large customer base that we have assembled establishes us as the United States' leading provider of information management technology and related services for dentists, orthodontists and oral and maxillofacial surgeons, and our objectives are to maintain our position as a market leader, enhance our customer relationships and grow our business, both domestically and internationally by:

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  promoting our practice management applications and our maintenance, support and training services;

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  providing additional products and services to our existing customer base with creative pricing methods; and

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  selectively acquiring complementary businesses and technology.

        Our practice management applications are feature rich, technologically advanced, scalable and designed to automate the administrative, financial and clinical information management functions for our customers. They include such features as:

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  appointment scheduling, patient registration, resource management, patient correspondence, referral management and management reporting;

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  payor billing, patient billing and accounts receivable management; and

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  complete documentation of patient visits, patient dental history and treatment planning;

as well as advanced features that serve many of the specialty-specific needs of orthodontic and oral and maxillofacial surgery practices.

        Using the electronic data interchange component of our practice management applications, our customers are able to:

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  determine patient insurance eligibility,

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  electronically submit insurance claims to independent national clearinghouses that then submit the claims to payors, and

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  submit patient billing information to clearinghouses that process, print and mail patient statements and provide billing reports to the customer;

and, through our e-commerce application, our customers can make online purchases of orthodontic and office supplies at competitive prices.

        Although our business primarily is in the United States, we believe there is great potential in Europe for organic growth and absorption of numbers of customers through acquisitions. We already have in place much of the infrastructure we would expect to need for this expansion, including a management team that is independent from our U.S. team and well positioned to direct and manage operations in that region.

        PracticeWorks, Inc., was incorporated in Delaware in August 2000, and on March 5, 2001, InfoCure Corporation, its parent (now known as VitalWorks Inc.) spun off our operations through a pro rata distribution to its stockholders of all of our outstanding common stock. Our principal executive offices are located at 1765 The Exchange, Suite 200, Atlanta, Georgia 30339, and our telephone number is (770) 850-5006.

RISK FACTORS

        An investment in our common stock involves risks. In addition to the information contained elsewhere in this document or incorporated herein, you should carefully read the following risk factors.

        We have a history of losses, and we may never achieve or maintain profitability.

        We had net losses of $30.8 million for the year ended December 31, 2001. Our accumulated deficit as of December 31, 2001 was $25.4 million. Our switch from up-front licensing payments for our software to a subscription-based pricing model historically had degraded our current revenue recognition in favor of recurring revenues. We expect that the increasing recurring revenues we have been experiencing since the spin-off through the acceptance of the subscription-based pricing model in the marketplace and the addition of additional products and services under one-time and subscription-based pricing will lead us to profitability, but we have not yet reached profitability and we believe there are still uncertainties regarding our attainment of profitability in the future under this model. We cannot yet know that our efforts to increase revenue through this model and control expenses at the same time will be sufficient to achieve or maintain profitability.

        We may need additional capital to finance existing obligations and to fund our operations and growth, and we may be unable to obtain it under terms acceptable to us or at all.

        We have certain obligations that will need to be refinanced. As of March 1, 2002, the outstanding principal balance and accrued interest of our loan with FINOVA Capital Corporation ("FINOVA") was approximately $21.7 million. The principal balance begins to amortize at 5.0% per quarter on April 1, 2002, and the remaining outstanding balance will be due in full on June 30, 2003. In addition, we may be required to finance the redemption of our convertible redeemable preferred stock. If the series A convertible redeemable preferred stock is not converted prior to March 7, 2006, the fifth anniversary of the date of issuance, then the holders will have the right to require us to redeem this preferred stock at a redemption price equal to the liquidation preference, which is initially $32.0 million, plus accrued and unpaid dividends (approximately $2.0 million as of March 1, 2002). If the series B convertible redeemable preferred stock is not converted prior to August 8, 2006, then we will be required to redeem this preferred stock at a redemption price equal to the liquidation preference, which is initially $5.3 million, plus accrued and unpaid dividends ($177,000 as of March 1, 2002). If the series C convertible redeemable preferred stock is not converted prior to March 6, 2005, the holders will have the right to require us to redeem the shares at a redemption price equal to 175% of the liquidation preference. (The holder converted 36,000 shares of series C convertible redeemable preferred stock on March 15, 2002, so the redemption price for the remaining shares would be $5.6 million) However, the terms of the FINOVA credit facility prohibit redemption of any preferred stock without FINOVA's consent. We cannot assure you that we will have sufficient funds available to repay these obligations when they become due, and we may not be able to refinance these obligations on favorable terms.

        In addition to the foregoing, while we believe that our existing capital resources, including the proceeds of a recent $5.7 million private placement of our common stock, and anticipated free cash flow from operations during 2002 will enable us to implement our business plan and finance operations, unanticipated events could cause our revenues to be lower and our costs to be higher than expected, therefore creating the need for additional capital. We may not have sufficient funds available to repay our current obligations when they become due, and we may not be able to refinance them on favorable terms or at all. Similarly, we may not be able to obtain additional capital to finance our operations on favorable terms, or at all, and, if we are unable to do so, then we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities, any of which would harm our business.

        You should note that because an acquisition of a 50% or greater interest in PracticeWorks by one or more persons within the four-year period ending March 5, 2003 could cause the spin-off to be taxable, we may be limited in our ability to pay or refinance our obligations and fund our operations by issuing equity. (See the following risk factor.)

        Tax requirements and indemnification obligations undertaken by us in connection with the spin-off restrict our ability to issue new shares to finance acquisitions or raise capital, may delay or prevent takeovers which would otherwise be in your best interest as a stockholder and may subject us to substantial liability.

        The spin-off was structured to qualify as a tax free distribution under Section 355 of the Internal Revenue Code. Tax free treatment is conditioned on compliance with several requirements, the failure of which would cause VitalWorks to recognize significant tax liabilities. We have generally agreed to indemnify VitalWorks under certain circumstances to the extent any action or omission on our part contributes to a determination by the Internal Revenue Service that the spin-off was not tax free. This indemnification obligation, if triggered, could be substantial. In addition, under regulations that govern corporations filing a consolidated tax return, each member of VitalWorks' consolidated group, including us with respect to tax periods before the spin-off, is jointly and severally liable for any tax liability incurred by VitalWorks prior to the spin-off or in connection with it.

        One of the conditions of Section 355 for tax free treatment of the spin-off provides that the spin-off would be treated as a taxable transaction if one or more persons acquire directly or indirectly 50% or more of our or VitalWorks' stock, measured by stock or value, as part of a plan that is, or series of related transactions that are, linked to the spin-off under the rules of Section 355. For this purpose, any acquisition of our stock within two years before or after March 5, 2001 is presumed to be part of such a plan, although we may be able to rebut that presumption on the basis that the acquisition is unrelated to the business reasons for the spin-off transaction. If such an acquisition of our stock results in the spin-off becoming taxable, under our indemnification agreement with VitalWorks, we would be required to indemnify VitalWorks for the resulting tax, which could be substantial. This obligation might discourage, delay, or prevent takeovers which would otherwise be in your best interest as a stockholder. We have already consummated certain transactions involving issuance of our common stock. These issuances, together with other issuances in the future, could result in a determination that there has been an acquisition of 50% or greater interest in PracticeWorks in the four year period. In addition to the potential for significant tax liability, the restrictions and obligations related to the spin-off therefore limit our ability to issue stock to finance acquisitions or raise capital, which could impact our growth and liquidity.

        The FINOVA credit facility imposes limitations and financial covenants, which may adversely affect our ability to operate our business.

        The FINOVA credit facility contains limitations on our business and financial covenants, such as limits on our ability to make capital expenditures in excess of specified amounts for each year during the loan, and quarterly minimum net worth (assets plus book value of our series A, B and C convertible redeemable preferred stock less liabilities), current ratio and liquidity requirements. Although these covenants were established in relation to PracticeWorks' business plan at the time, management believes the minimum net worth and liquidity covenants are most likely to restrict our operations.

        As of December 31, 2001, we met all of the financial covenants in the FINOVA credit facility.

        The credit facility also includes restrictions on our ability, without FINOVA's consent, to incur additional indebtedness, create liens, conduct mergers and acquisitions, pay dividends, redeem capital stock or invest in other entities, even if we believe these activities are in the best interests of our stockholders.

        Our failure to satisfy the financial covenants in the credit facility will constitute an event of default. In an event of default, FINOVA may, at its option, terminate the loan commitments and declare all amounts outstanding under the credit facility immediately due and payable. FINOVA also may exercise other remedies, including foreclosure on and sale of our assets. If FINOVA accelerates our repayment obligations, we may not have sufficient funds to meet those obligations, and we may not be able to refinance those obligations on favorable terms or at all.

        We have recorded, and may continue to record, a significant amount of goodwill in connection with our acquisition strategy.

        As a result of our recent acquisitions, goodwill accounted for 49.7% of our total assets as of December 31, 2001. As of December 31, 2001, we had goodwill of $45.4 million (net of accumulated amortization of $42.4 million). In addition, we may record additional goodwill related to future acquisitions. We recorded goodwill of approximately $23.6 million and $8.3 million related to the preliminary purchase price allocations of the InfoSoft and Medical Dynamics acquisitions, respectively. Under newly adopted generally accepted accounting principles, we will no longer amortize any goodwill. However, we will perform an annual impairment analysis on the carrying value of our goodwill. If the benefits of our acquisitions do not ultimately exceed the associated costs, including any dilution to our stockholders resulting from the issuance of shares of our common stock in connection with our acquisitions, we could be required to write down some or all of the unamortized goodwill and other intangible assets. As a result, our results of operations may be adversely affected.

        The conversion of outstanding convertible redeemable preferred stock may result in substantial dilution to you and could affect the market price of the common stock.

        In addition to the redemption rights of the series of our convertible redeemable preferred stock discussed above, the holders of that preferred stock have the right to convert their shares into shares of common stock. As of March 1, 2002, all of the outstanding shares of series A convertible redeemable preferred stock were convertible into approximately 1,011,993 shares of common stock, all of the outstanding shares of series B convertible redeemable preferred stock were convertible into approximately 146,330 shares of our common stock, and all of the outstanding shares of series C convertible redeemable preferred stock would have been convertible into approximately 772,559 shares of our common stock (although they, in fact, were not convertible until after March 7, 2002). Accordingly, you may be diluted from the conversion of our outstanding series of preferred stock. To the extent a holder of convertible redeemable preferred stock converts and sells their shares of our common stock in the market, the price of our common stock may decrease, if the additional number of shares on the market creates an excess of supply over demand.

        The number of shares of common stock into which the series A convertible redeemable preferred stock will convert is determined by dividing $32,000,000 plus accrued and unpaid dividends ($2,043,430 as of March 1, 2002) by the conversion price, which was $33.64 per share as of March 1, 2002. The conversion price is subject to adjustment for distributions on the common stock as well as combinations and other corporate events. Beginning March 7, 2005, the conversion price will be the average closing bid price of the common stock on the American Stock Exchange for the last thirty trading days.

        The conversion price for series B convertible redeemable preferred stock as of March 1, 2002 was $36.387 per share. The conversion price is subject to adjustment similarly as for the series A. The number of shares of common stock into which the series B convertible redeemable preferred stock will convert is determined by dividing the liquidation preference amount, which is $5.44 per share plus accrued unpaid quarterly dividends, or $5.57 as of January 2, 2002, by the conversion price.

        After March 7, 2002, the holders of series C convertible redeemable preferred stock can convert all or a portion of the shares. In no event, however, will the holders of the series C convertible redeemable preferred stock be entitled to obtain, in the aggregate for all conversions, more than 20.0% of our outstanding common stock determined as of the date of such conversion.

        The number of shares of common stock to be received upon conversion will equal $50 per share divided by the conversion price. The conversion price will be the lesser of (1) $6.472 and (2) the average of the three lowest consecutive closing bid prices of our common stock during the 22 trading day period immediately preceding the applicable conversion date. Accordingly, the actual conversion price may be less than the market value of our common stock on the date of the conversion. The conversion price may not be less than $4.854 until September 7, 2002, after which the minimum conversion price will decrease by $0.485 on the first day of each calendar month. Therefore, after July 1, 2003, there is no minimum conversion price.

        The 20.0% maximum discussed above limits the total number of shares of our common stock that the holders of series C convertible redeemable preferred stock may receive at a particular time upon conversion. In addition, there is a limit on the number of shares of our common stock that a holder of series C convertible redeemable preferred stock may hold on any conversion date, in that the holder may not beneficially own more than 9.9% of our outstanding common stock at any time. Both of these limitations may restrict the number of shares of preferred stock that a holder may convert on any particular conversion date, but the beneficial ownership restriction does not prevent the holders from converting some of their series C convertible redeemable preferred stock, selling shares to stay below the 9.9% threshold, and then converting more shares of preferred stock. Subsequent to March 7, 2002, the holder of series C convertible redeemable preferred stock did convert 36,000 shares of the preferred stock and has sold substantially all of the shares of common stock received upon conversion.

        You may experience significant dilution if future equity offerings are used to fund our operations or acquire complementary businesses or as a result of option and warrant exercises.

        If we finance our future operations or acquisitions through the issuance of equity securities, our stockholders could experience significant additional dilution. In addition, securities issued in connection with future financing activities or potential acquisitions may have rights and preferences senior to the rights and preferences of our common stock. Since an acquisition of a 50% or greater interest in PracticeWorks by one or more persons within the four-year period ending March 5, 2003 could cause the spin-off distribution to be taxable, we may be limited in the amount of equity we can issue for future financing activities or potential acquisitions.

        The sale into the market of a substantial number of shares which are currently restricted from resale could depress the market price of our common stock.

        Of the approximately 11.2 million shares of common stock outstanding as of March 1, 2002, approximately 1.9 million (17% of the outstanding shares) are restricted from immediate resale, but will become eligible for sale from time to time. The holders of our preferred stock have contractual rights to have the common stock issuable upon conversion of their preferred stock registered for resale to the public. As stated above, approximately 1.9 million shares of common stock would have been issuable under the preferred stock as of March 7, 2002. The holders of approximately 1.4 million shares of our outstanding restricted stock also have such contractual registration rights. Warrants to purchase approximately 250,000 shares are outstanding and the holders will become eligible from time to time to sell the underlying shares upon exercise. We are registering substantially all of the outstanding shares of our common stock, including shares issuable upon conversion of preferred stock and shares underlying warrants or other rights, that currently are restricted. In addition, approximately 3.7 million shares of common stock are subject to issuance upon exercise of outstanding stock options. These shares have been registered and may be sold immediately after exercise. As of December 31, 2001, options to purchase approximately 800,000 shares were exercisable at a weighted average exercise price of $11.12. As restrictions on resale end and shares become eligible for resale in the market under this registration, the market price of our stock could drop significantly if the number of shares the holders try to sell substantially exceeds the demand.

        We expect our quarterly operating results to fluctuate, which could cause our stock price to fluctuate.

        Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors that are outside of our control. Some of these factors include:

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  the rate of adoption of our new applications and services by new and existing customers;

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  costs of developing new applications and services;

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  changes in the adoption of Internet usage by healthcare providers;

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  changes in customer purchasing patterns;

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  costs related to acquisitions of technologies or businesses; and

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  general economic conditions, as well as those specific to the healthcare information technology market and related industries.

        In addition, the following factors that are within our control may cause our revenue and operating results to vary significantly from quarter to quarter:

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  the timing of the release of functions of our Internet portal and the introduction of PW Exchange to the dental and oral and maxillofacial surgery markets;

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  our success in establishing additional business relationships; and

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  the timing and amount of sales and marketing expenditures.

        Any change in one or more of these or other factors could cause our annual or quarterly operating results to fluctuate. If our operating results do not meet market expectations, our stock price will likely decline.

        Our common stock is lightly traded, which could limit your ability to dispose of large blocks of shares and could cause instability in the market price.

        The volume of trading of our common stock on the American Stock Exchange is often low. You may have difficulty selling large blocks of shares over a short period, and you may be unable to sell large blocks at a favorable price. In addition, because the volume of trading is often low the trading price of the common stock may fluctuate appreciably even from the effects of relatively small trades.

        Our subscription pricing model is fairly new, and we may be unable to set subscription fees at levels which enable us to achieve profitability.

        The success of our subscription pricing model depends on our ability to set subscription fees for our applications and services at rates that will allow us to achieve profitability. Under our subscription pricing model, our customers pay a fixed, monthly subscription fee for our practice management applications, maintenance and support. The subscription fee is based on the practice specialty and number of authorized system users. We have only modest experience with subscription pricing, as we first introduced it to our customers during the second quarter of 2000. The market for delivery of applications and services like ours on a subscription fee basis is not well developed. Although we have gained experience pricing our subscriptions, it remains difficult to evaluate the appropriate level for our subscription fees, and we may fail to set our subscription fees at levels that enable us to become profitable. In addition, we expect to enter into multi-year agreements with subscribers pursuant to which subscription fees or increases in fees typically will be locked in for three years, limiting our ability to increase our subscription fees for those subscribers. If we fail to appropriately price our subscription fees, achieving profitability could take longer than expected, or we may never achieve profitability.

        We plan to expand rapidly and we may be unable to manage our growth.

        We intend to rapidly grow our business. However, we cannot be sure that we will successfully manage our growth. In order to successfully manage our growth, we must:

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  expand and enhance our administrative infrastructure;

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  improve our management, financial and information systems and controls;

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  expand, train and manage our employees effectively; and

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  successfully retain and recruit additional employees.

        Continued growth could place a strain on our management, operations and financial resources. There will also be additional demands on our sales, marketing, information systems and administrative resources as we offer new applications and services and expand our target markets and customers. We cannot assure you that our operating and financial control systems, administrative infrastructure, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we cannot manage our growth effectively, our business may be harmed.

        We may not be able to achieve a recognized brand name for PracticeWorks, which would make it difficult to implement our business strategy.

        Achieving market acceptance for our new applications and services will require continued substantial sales and marketing efforts and the expenditure of significant funds to increase awareness and demand by our current and prospective customers, particularly those obtained through acquisitions of other companies. We expect to invest significant amounts on the branding of the PracticeWorks name and on programs that will promote market awareness and identity of this brand. If we fail to successfully create a recognized brand name for PracticeWorks, our ability to obtain new customers and retain current customers could suffer.

        The markets we serve are highly competitive, and we may be unable to compete with businesses that have greater resources than we do.

        The market for providing information management technology to dentists, orthodontists and oral and maxillofacial surgeons is extremely competitive. Our competitive position is difficult to evaluate due to the variety of current and potential competitors and the evolving nature of the healthcare information technology market.

        Our primary competitors include national and regional providers of traditional practice management systems, and healthcare e-commerce and Internet connectivity companies. Specifically, we compete with Dentrix Dental Systems, Inc., a subsidiary of Henry Schein, Inc., (as well as with Schein's Easy Dental product), EagleSoft, a subsidiary of Patterson Dental Supply, Inc., and MediBuy. We believe, based on published industry reports, that we have licensed our practice management applications to more dental, orthodontic and oral and maxillofacial surgery practices than any of our competitors. Each of these types of companies currently competes with us or can be expected to compete with us in the future in delivering information management technology to our target market. Furthermore, major software companies and other entities, including those specializing in the healthcare industry that are not currently offering applications or services that compete with our applications, may enter our markets. We also expect to compete with traditional and online retailers of dental, medical and office supplies, health content providers and website developers. In addition, companies with which we have business relationships may compete with us from time to time by selling, consulting on or hosting other applications that compete with our applications and services.

        Many of our competitors have substantially greater financial, technical and marketing resources, longer operating histories, greater name recognition and more established relationships in the healthcare information technology market than we have. In addition, the lack of barriers to entry in our market exposes us to a potentially increasing number of competitors. We may not have the resources or expertise to compete successfully in the future. If we are unable to develop and expand our applications and services or adapt to changing customer needs as well as our current or future competitors are able to do, we may experience reduced profitability and a loss of market share.

        Market acceptance of our Internet-based applications and services will be dependent on increased use of the Internet by our customers and their suppliers, and a lack of growth or decline in their Internet use may adversely affect our business model.

        We intend to grow, in part, by encouraging dentists, orthodontists and oral and maxillofacial surgeons to place orders with suppliers over the Internet using our PW Exchange application and to access other services on our Internet portal. If use of the Internet for commerce and communication in the healthcare industry does not increase, our customers and healthcare suppliers may not utilize the Internet as we anticipate and our growth could be substantially limited. Rapid growth in the use of the Internet is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates. A number of factors may inhibit the continued growth and development of the Internet, including:

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  inadequate network infrastructure;

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  lack of widespread availability of cost-effective, dependable high-speed service; and

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  security and privacy concerns.

        If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, and its performance and reliability may decline. In addition, websites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet infrastructure. If these outages or delays occur frequently, Internet usage could grow more slowly or decline. Even if Internet usage does generally increase, our business will not grow as desired if our existing and potential customers, many of whom have not traditionally utilized the Internet for business purposes, do not accept Internet-based systems.

        Technology systems may change faster than we are able to update our products, which would affect our ability to grow our business.

        Although the healthcare industry, including dental, orthodontic and oral and maxillofacial surgery practices, historically has been slow to respond to technological advances, many companies are introducing technologically advanced products in anticipation of growing demand in this market. As a result, the healthcare industry is likely to experience rapidly changing technology, evolving industry standards, emerging competition and the frequent introduction of new applications and services. Our success could depend partly on our ability to:

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  develop new or enhance existing applications and services to meet our customers' changing needs in a timely and cost-effective manner;

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  respond effectively to technological changes and new application and service offerings of our competitors; and

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  maintain and continue to develop relationships with providers of Internet infrastructure and application hosting capabilities.

        We may be unable to accomplish any or all of these goals. Our competitors could develop products or technologies that are better or more attractive than ours or that otherwise render our applications and services obsolete. If we do not succeed in adapting our applications and services, our business could be harmed.

        We may have difficulty integrating current and future acquisitions into our business.

        Prior to our spin-off from VitalWorks, we assumed the business of eighteen companies that it had previously acquired. Additionally, since the spin-off, we have acquired the InfoSoft business from Dentsply, completed an acquisition of Medical Dynamics and acquired four other businesses. We may from time to time acquire other companies or their businesses. As a result, we are or may later be exposed to increased risks relating to integrating these additional businesses into our business, any of which may adversely affect our business or operating results:

  •
  integration of new operations, products, services and personnel;

  •
  diversion of resources from our existing business;

  •
  client communication and branding awareness;

  •
  inability to generate revenues from new products and services sufficient to offset associated acquisition costs;

  •
  maintenance of uniform standards, controls and policies;

  •
  accounting issues that adversely affect our financial results;

  •
  impairment of employee and customer relations as a result of any integration of new management personnel;

  •
  dilution to existing stockholders from the issuance of equity securities; and

  •
  liabilities or other problems associated with an acquired business.

        We are dependent upon our executive officers, and the loss of these personnel could disrupt our growth.

        Our success depends on the continued services and performance of our executive officers and we cannot guarantee that we will be able to retain those individuals. The loss of the services of one or more of our executive officers could seriously impair our ability to implement the changes in our application and service offerings and pricing model that we are currently undertaking and our ability to manage and expand our business. We do not maintain key person life insurance.

        We are subject to limited government regulation currently, but legal uncertainties and our failure or inability to comply with those regulations to which we are subject could have a material adverse effect on our business.

        HIPAA.    As described in Item 1. Government Regulation above, federal regulations have been adopted, and others proposed, that will impact the manner in which we conduct our business. HIPAA required the Secretary to promulgate national standards to facilitate the electronic exchange of health information as part of specified standard healthcare and health coverage transactions, and to ensure the confidentiality and security of such information. The regulations will apply directly to specified healthcare providers, health plans and healthcare clearinghouses, referred to as covered entities. In addition, the privacy and security regulations will require that covered entities enter into written agreements that contractually will impose many of the regulatory requirements on business associates with which covered entities share confidential health information.

        A substantial part of our activities involves the receipt or delivery of confidential health information concerning patients of the dentists, orthodontists and oral and maxillofacial surgeons with whom we have direct relationships. For example, we transfer confidential health information to national healthcare clearinghouses through our EDI services. In some circumstances, we will receive confidential health information from healthcare providers and may provide specified clearinghouse functions before transmitting such information to health plans responsible for paying for healthcare services.

        The HIPAA regulations may require us to expend significant resources to comply with applicable requirements. The privacy regulations in particular will impose significant requirements on covered entities and their business associates with respect to permissible uses and disclosures of individually identifiable health information. Because these regulations are new, there is uncertainty as to how they will be interpreted and enforced. In addition, the delay in adopting final security regulations creates uncertainties as to what security requirements ultimately will be imposed, to what extent we will be required to comply with those requirements, and what the deadline for compliance will be.

        Although we will make a good faith effort to ensure that we comply with, and that our products enable compliance with, applicable HIPAA requirements, we may not be able to conform our operations and products to such requirements in a timely manner, or at all. The failure to do so could subject us to civil liability when we are the business associate of a covered entity, and could subject us to civil liability and criminal sanctions to the extent we are regulated directly as a covered entity. In addition, delay in developing or failure to develop products that would enable HIPAA compliance for our current and prospective customers could put us at a significant disadvantage in the marketplace.

Accordingly, the sale of our products and our business could be harmed by the implementation of HIPAA regulations.

        Other E-Commerce Regulation.    Additionally, we may be subject to additional federal and state statutes and regulations in connection with our changing product strategy, which includes Internet services and products. On an increasingly frequent basis, federal and state legislators are proposing laws and regulations that apply to Internet commerce and communications. Areas being affected by this regulation include user privacy, pricing, content, taxation, copyright protection, distribution, and quality of products and services. To the extent that our products and services are subject to these laws and regulations, the sale of our products and our business could be harmed.

        Changes in state and federal laws relating to confidentiality of patient medical records could limit our customers' ability to use our services.

        Changes to state or federal laws could materially affect or restrict the ability of healthcare providers to submit information from patient records using our products and services. Any such restrictions would inevitably decrease the value of our applications to our customers, which could materially harm our business. The confidentiality of patient records and the circumstances under which records may be released are already subject to substantial regulation by state governments. Although compliance with these laws and regulations is principally the responsibility of the healthcare provider under these current laws, statutes and regulations governing patient confidentiality rights are evolving rapidly. In addition to the obligations being imposed at a state level, legislation governing the dissemination of medical information is being passed at the federal level. The legislation may require holders of this information to implement security measures, which could entail substantial expenditures on our part. Consequently, the sale of our products and our business could be harmed.

        Changes in the regulatory and economic environment in the healthcare industry could adversely affect our business.

        The healthcare industry is highly regulated and subject to changing political, economic and regulatory influences. These factors affect the purchasing practices and operation of healthcare organizations. Changes in current healthcare financing and reimbursement systems could require us to make unplanned enhancements of applications or services, or result in delays or cancellations of orders or the revocation of endorsement of our products and services by companies with which we have business relationships and others. Federal and state legislatures periodically consider programs to reform or amend the U.S. healthcare system. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates, or otherwise change the environment in which healthcare industry participants operate. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our applications and services. As a consequence, our business could be adversely affected.

        In addition to the adopted and proposed requirements under HIPAA, the United States Food and Drug Administration, or FDA, is vested with the responsibility for ensuring the safety and efficacy of medical devices under the Federal Food, Drug and Cosmetic Act. Computer applications and software are considered as medical devices for purposes of this Act and, as such, are subject to regulation by the FDA when they are indicated, labeled or intended to be used in the diagnosis of disease or other conditions or in the cure, mitigation, treatment or prevention of disease, or they are intended to affect the structure or function of the body. We do not believe that any of our current products or services are subject to FDA regulation as medical devices. However, we plan to expand our product and service offerings into areas that may be subject to FDA regulation. We have no experience in dealing with FDA regulation and, accordingly, any compliance efforts could prove to be time consuming, burdensome and expensive, which could negatively affect the sale of our products and our business.

        Asserting, defending and maintaining our intellectual property rights could be difficult and costly and failure to do so may diminish our ability to compete effectively and may harm our operating results.

        We may need to pursue lawsuits or legal action in the future to enforce our intellectual property rights, to protect our trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. If third parties prepare and file applications for trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings to determine priority of rights to the trademark. Similarly, competitors may have filed applications for patents, may have received patents and may obtain additional patents and proprietary rights relating to applications or services that block or compete with ours. We may have to participate in interference proceedings to determine the priority of invention and the right to a patent for the application. Litigation and interference proceedings, even if they are successful, are expensive to pursue and time consuming, and we could use a substantial amount of our financial and technical personnel resources in either case.

        If we are unable to protect our intellectual property rights from third party challenges, it may significantly impair our competitive position.

        Our success and ability to compete depend in part on our ability to protect our proprietary intellectual property rights, which consist primarily of our internally developed and acquired software. Any failure to adequately protect our proprietary rights could result in our competitors offering similar products or services, which could impair our competitive advantage and decrease our revenue. To protect our proprietary rights, we rely primarily on a combination of copyright, trademark, service mark and trade secret laws and contractual confidentiality provisions in agreements with third parties. In addition, our employees are expected to sign an agreement to comply with our corporate policies and procedures, including our policy regarding non-disclosure of confidential information, but we may not have entered into these agreements in every case. These contractual arrangements or the other steps we have taken to protect our intellectual property may not prove sufficient to prevent illegal use of our proprietary information and technology or to deter independent third party development of similar technologies. In addition, the laws of foreign countries in which we do or seek to do business may not protect our proprietary rights to the same extent as do the laws of the United States.

        We may face third-party claims alleging infringement of their intellectual property rights, which could result in significant expense to us and loss of significant rights.

        From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business. This risk may increase as the number of entrants to our market increases and we improve the functionality of our applications and services, potentially causing an overlap with the applications and services of other companies. Any claims against us, or companies with which we have business relationships, asserting that our applications or services infringe or may infringe proprietary rights of third parties, whether with or without merit, could be time consuming, result in costly litigation, divert the efforts of our technical and management personnel, disrupt our relationships with our customers or require us to enter into royalty or licensing agreements, any of which could have a negative impact upon our operating results. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. If a claim against us is successful and we cannot obtain a license to the relevant technology on acceptable terms, license a substitute technology, or redesign our applications or services to avoid infringement, our business and financial results could be harmed.

        Provisions of our certificate of incorporation, bylaws and the tax disaffiliation agreement may discourage takeovers which would otherwise be in the best interest of our stockholders.

        Our certificate of incorporation and bylaws contain provisions that may make more difficult or expensive or that may discourage a tender offer, change in control or takeover attempt that is opposed by our board of directors. In particular, our certificate of incorporation and bylaws include the following anti-takeover provisions:

  •
  classify our board of directors into three groups, so that stockholders generally elect only one-third of the board each year;

  •
  permit stockholders to remove directors only for cause;

  •
  permit a special stockholders' meeting to be called only by the chairman of the board of directors, the chief executive officer or a majority of the board of directors;

  •
  require stockholders to give us advance notice to nominate candidates for election to our board of directors or to make stockholder proposals at a stockholders' meeting;

  •
  permit our board of directors to issue, without stockholder approval, preferred stock with such terms as the board may determine; and

  •
  require the vote of the holders of at least 66 2/3% of our voting shares for stockholder amendments to our bylaws.

        In addition, Section 203 of the Delaware General Corporation Law provides certain restrictions on business combinations between us and any party acquiring a 15% or greater interest in our voting stock other than in a transaction approved by our board of directors and in certain cases by our stockholders. These provisions of our certificate of incorporation and bylaws and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of PracticeWorks, even if our stockholders support such proposals. These provisions could also make it more difficult for third parties to remove and replace the members of our board of directors. Moreover, these provisions could diminish the opportunities for stockholders to participate in certain tender offers, including tender offers at prices above the then-current market value of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts or speculation.

        In connection with the distribution, we agreed to indemnify VitalWorks for all taxes and liabilities incurred solely because (1) we breach a representation or covenant given to legal counsel in connection with their rendering a tax opinion, which contributes to an Internal Revenue Service determination that the distribution was not tax-free or (2) a post-distribution action or omission by us or one or more of our affiliates contributes to an Internal Revenue Service determination that the distribution was not tax-free. Unless VitalWorks effectively rebuts the presumption that a change in control transaction involving PracticeWorks or disposition of PracticeWorks occurring prior to the second anniversary of the distribution date is pursuant to the same plan or series of related transactions as the distribution, the Internal Revenue Service might determine that the distribution was not tax-free, giving rise to our indemnification obligation. These provisions of the tax disaffiliation agreement entered into with VitalWorks in connection with the spin-off may have the effect of discouraging or preventing an acquisition of PracticeWorks or a disposition of our businesses, which may in turn depress the market price for PracticeWorks common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This document, including the information incorporated herein by reference, contains forward-looking statements that reflect our current assumptions and estimates of future performance, the development and timing of our release of new applications and services, the rate of adoption of our new applications and services by new and existing customers, our success in establishing business relationships, the growth of our business, and general economic conditions. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates" or similar expressions. Any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those projected, stated, or implied by the forward-looking statements. Our results and the accuracy of the forward-looking statements could be affected by many factors, including the risk factors discussed above.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by the them in disposing of their shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of our common stock covered by this prospectus, including, without limitation, all registration and filing fees, American Stock Exchange additional listing fees and the fees and expenses of our legal counsel and accountants.

SELLING STOCKHOLDERS

        The following table, to our knowledge, sets forth information regarding the beneficial ownership of our common stock by the selling stockholders as of March 1, 2002 (except as indicated). For purposes of the following description, the term selling stockholder includes pledgees, donees, permitted transferees or other permitted successors-in-interest selling shares received after the date of this prospectus from the selling stockholder. The information in this table is based in part on information provided by or on behalf of the selling stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares, as well as any shares as to which the selling stockholder has the right to acquire beneficial ownership within sixty (60) days after March 1, 2002 through the exercise or conversion of any stock options, warrants, convertible preferred stock or otherwise. Unless otherwise indicated below, the selling stockholder has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the selling stockholder. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

			Shares Owned and Ownership Percentage After Offering(2)
Selling Stockholder	Shares Owned Prior to the Offering	Shares Being Offered(1)
			Number	Percent
Apogee Fund, L.P.	189,851	189,851	—	—
Atlas Capital Master Fund LP (3)	384,872	97,222	287,650	2.6
Barbara Hunt Crow	161,250	130,000	31,250	*
Barry Kitt (4)	802,683	11,111	791,572	7.1
Brian A. Smith (5)(6)	42,446	33,333	9,113	*
Crescent International Ltd. (7)	810,801	810,801	—	—
David S. Hunt	56,250	45,000	11,250	*
FINOVA Capital (8)	197,500	197,500	—	—
Joel Kozikowski (5)	42,322	33,333	8,989	*
Kloner Enterprises, Inc.	20,340	20,340	—	—
Mark Hood	5,556	5,556	—	—
Sherleigh Associates, Inc. Profit Sharing Plan	300,000	129,500	170,500	1.5
Southwell Partners LP	54,056	44,444	9,612	*
Terri Henderson (5)	33,333	33,333	—	—
The Pinnacle Fund, LP	788,572	152,672	635,900	5.7
The Tail Wind Fund, Ltd.	65,500	65,500	—	—
Tom Sheridan Hunse & Denise Hunse	11,111	11,111	—	—
Torchmark Holdings Limited	161,239	161,239	—	—
WebMD Corporation	482,253	482,253	—	—
William Herbert Hunt Trust Estate	337,875	150,000	187,875	1.7
William Solemene	169,100	23,890	145,210	1.3
WS Opportunity Fund International, LP	15,000	6,000	9,000	*
WS Opportunity Master Fund LP	32,100	24,000	8,100	*

*
Less than one percent.

(1)
We do not know when or in what amounts the selling stockholder may offer for sale the shares of common stock pursuant to this offering. The selling stockholder may choose not to sell any of the shares offered by this prospectus. Because the selling stockholder may offer all or some of the shares of common stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that the selling stockholder will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholder will have sold all of the shares covered by this prospectus upon the completion of the offering.

(2)
For this purpose we are assuming the selling stockholder exercises all rights, including conversion rights, to acquire the common shares indicated. Percentages are based on 11,200,149 shares of common stock that were issued and outstanding as of March 1, 2002.

(3)
Of the shares indicated as owned, 99,800 are owned by an investment fund for which Atlas is the investment manager and has dispository power. Atlas disclaims beneficial ownership of the shares identified in this footnote.

(4)
Of the shares indicated as owned, 788,572 are owned by The Pinnacle Fund, LP, another selling stockholder, of which Mr. Kitt is a general partner, and 3,000 are owned by Mr. Kitt's minor children. Mr. Kitt disclaims beneficial ownership of the shares identified in this footnote.

(5)
The shares being registered are issuable to the former shareholders of Crunchy Frog Software, Inc. (or their successors in interest) on July 15, 2002 as part of an earn-out from an acquisition of that company by VitalWorks in December 1999. The exact number of shares is determinable after June 22, 2002. These shares assume the issuance of an aggregate of 99,999 shares in July.

(6)
The shares indicated as owned include 2,138 issuable pursuant to the exercise of stock options.

(7)
The shares indicated as owned are as of March 27, 2002, and include: 50,000 shares issuable pursuant to the exercise of a warrant with an exercise price of $18.40 per share and 494,438 shares that would be issuable upon conversion of 64,000 shares of the company's series C convertible redeemable preferred stock held by Crescent. The company is registering, and Crescent may offer under this prospectus if issued, up to an additional 164,812 shares that may be issuable upon conversion of the series C convertible redeemable preferred stock based upon a minimum conversion price for the preferred stock. See "Risk Factors" for a discussion of the conversion formula.

(8)
Of the shares indicated as owned, 97,500 are issuable upon exercise of warrants with an exercise price of $4.80 per share and 100,000 are issuable upon exercise of warrants with an exercise price of $8.80 per share.

PLAN OF DISTRIBUTION

        The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. For purposes of the following description, the term selling stockholder includes pledgees, donees, permitted transferees or other permitted successors-in-interest selling shares received after the date of this prospectus from the selling stockholder. Each selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise. We will not receive any of the proceeds of this offering.

        The selling stockholder may sell its shares of common stock directly to purchasers from time to time. Alternatively, it may from time to time offer the common stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholder or the purchasers of such securities for whom they may act as agents. The selling stockholder and any underwriters, broker/dealers or agents that participate in the distribution of common stock may be deemed to be underwriters within the meaning of the Securities Act and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

        The common stock may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. The sale of the common stock may be effected by means of one or more of the following transactions (which may involve crosses or block transactions):

  •
  on any national securities exchange, such as the AMEX, or quotation system on which the common stock may be listed or quoted at the time of sale;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on such exchanges or systems or in the over-the-counter market;

  •
  through the purchase and sale of over-the-counter options;

  •
  in private transactions otherwise than on exchanges or systems or in the over-the-counter market;

  •
  by pledge to secure debt and other obligations; or

  •
  through a combination of any of the above transactions.

In addition, any shares covered by this prospectus may be sold pursuant to Rule 144 under the Securities Act or under Section 4(1) of the Securities Act rather than pursuant to this prospectus, if such exemptions are available.

        At the time a particular offering of the common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of common stock being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker/dealers. We are not aware that any of the selling stockholders have entered into any agreements, understandings or arrangements with any underwriter, broker-dealer or financial institution regarding the sale of its shares other than ordinary course brokerage arrangements.

        To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

        The selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the common stock by the selling stockholder. The foregoing may affect the marketability of such securities.

        We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) the sale of all of the shares registered pursuant to such registration statement or Rule 144 under the Securities Act, (ii) a date for withdrawal agreed upon by the selling stockholder, or (iii) the first date on which, in the opinion of our counsel, all shares included in such registration statement are eligible for resale pursuant to Rule 144(k) of the Securities Act or may be sold within a three-month period pursuant to Rule 144 of the Securities Act.

        We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

        The validity of the common stock offered in this prospectus will be passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia.

EXPERTS

        The financial statements and schedule incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition, our stock is listed for trading on the American Stock Exchange under the symbol "PRW". You can read and copy reports and other information concerning us at the offices of the American Stock Exchange located at 86 Trinity Place, New York, New York 10006-1881. You may also access information about us through our web site at http://www.practiceworks.com.

        This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the

Registration Statement. We have also filed exhibits and schedules with the Registration Statement or earlier that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

  •
  inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room,

  •
  obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

  •
  obtain a copy from the SEC web site.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference as of their respective dates of filing are:

  •
  Annual Report on Form 10-K for the year ended December 31, 2001, filed on March 20, 2002;

  •
  The description of our common and preferred stock contained in our Registration Statement on Form S-1, Registration No. 333-53792, filed with the SEC on February 14, 2001, including any amendments or reports filed for the purpose of updating such description; and

  •
  The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on February 20, 2001, including any amendments or reports filed for the purpose of updating that description.

        You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting: Investor Relations, PracticeWorks, Inc., 1765 The Exchange, Suite 200, Atlanta, Georgia 30339. Telephone: (770) 850-5006.

PART II

        INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the Company's estimates (other than the SEC registration fees) of the expenses in connection with the issuance and distribution of the shares of common stock being registered. None of the following expenses are being paid by the selling holders.

Item	Amount
SEC registration fee	$3,169
Legal fees and expenses	10,000
Accounting fees and expenses	2,000
Printing Fees	2,000
Miscellaneous fees and expenses	2,000

Total	$19,169

Item 15. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law ("DGCL") generally provides that all directors and officers (as well as other employees and individuals) may be indemnified against expenses (including attorney's fees) judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with certain specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation—a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys' fees) actually and reasonably incurred in connection with defense or settlement of an action and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Section 145 of the DGCL also provides that the rights conferred thereby are not exclusive of any other right which any person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to be indemnified.

        The Registrant's bylaws allow, and in some cases require, the indemnification of directors and officers under certain circumstances and grant our directors and officers a right to indemnification to the full extent permitted by law for all expenses relating to civil, criminal, administrative or investigative procedures to which they are a party (1) by reason of the fact that they are or were the Registrant's directors or officers or (2) by reason of the fact that, while they are or were the Registrant's directors or officers, they are or were serving at the Registrant's request as a director, officer or employee of another enterprise. The Registrant's bylaws further provide that an advancement for any such expenses shall only be made upon delivery to the Registrant by the indemnitee of an undertaking to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified by the Registrant.

        The Registrant has entered into indemnification agreements with its directors and officers. These agreements require the Registrant to indemnify these directors and officers with respect to their activities as its directors or officers or when serving at its request as a director, officer or trustee of another corporation, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in any threatened, pending or completed suit or proceeding to which they are, or are threatened to be made, parties as a result of their service to the Registrant. The Registrant agrees to indemnify each indemnitee for any one or a combination of the following, whichever is most advantageous to the indemnitee: (1) the benefits provided by the Registrant's certificate of incorporation and bylaws in effect on the date of the indemnification agreement; (2) the benefits provided by the Registrant's certificate of incorporation and bylaws at the time expenses are incurred by the indemnitee; (3) the benefits allowable under Delaware law in effect on the date of the indemnification agreement; (4) the benefits allowable under the law of the jurisdiction under which the Registrant exists at the time expenses are incurred by the indemnitee; (5) the benefits available under liability insurance obtained by the Registrant; and (6) such other benefits as may be otherwise available to indemnitee under our existing practices. Under the indemnification agreements, each indemnitee will continue to be indemnified even after ceasing to occupy a position as the Registrant's officer, director, employee or agent with respect to suits or proceedings arising out of acts or omissions during his or her service to the Registrant.

        Each indemnitee agrees to notify the Registrant promptly of any proceeding brought or threatened and not to make any admission or settlement without the Registrant's consent, unless the indemnitee determines to undertake his or her own defense and waives the benefits of the indemnification agreement.

Item 16. Exhibits

(a)
Exhibits.

EXHIBIT NUMBER	DESCRIPTION
2.1	Agreement and Plan of Distribution, dated as of February 21, 2001, by and between VitalWorks Corporation and PracticeWorks, Inc. (incorporated by reference to Exhibit 2.1 to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
3.1	Certificate of Incorporation of PracticeWorks, Inc. (incorporated by reference to Exhibit 3.1 to PracticeWorks Registration Statement on Form 10, filed with the Commission on August 22, 2000).
3.2(a)	Certificate of Designations of Series A Preferred Stock of PracticeWorks, Inc. issued to Ceramco, Inc. (incorporated by reference to Exhibit 3.2(b) to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
3.2(b)	Certificate of Designations of Series B Preferred Stock of PracticeWorks, Inc. issued to the Stockholders of Medical Dynamics, Inc. (incorporated by reference to Exhibit 3.2(b) to PracticeWorks' Annual Report on Form 10-K, filed with the Commission on March 20, 2002).
3.2(c)	Certificate of Designations of Series C Preferred Stock of PracticeWorks, Inc. issued to Crescent International Ltd. (incorporated by reference to Exhibit 3.2(c) to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
4.1	Form of certificate representing PracticeWorks, Inc. common stock (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to PracticeWorks' Registration Statement on Form 10, filed with the Commission on December 21, 2000).

4.2(a)	Warrant to purchase up to 87,500 shares dated March 5, 2001 by and between PracticeWorks, Inc. and FINOVA Capital Corporation (incorporated by reference to Exhibit 4.2(a) to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
4.2(b)	Warrant to purchase up to 10,000 shares dated March 5, 2001 by and between PracticeWorks, Inc. and FINOVA Capital Corporation (incorporated by reference to Exhibit 4.2(b) to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
4.2(c)	Warrant to purchase up to 100,000 shares dated July 18, 2001 by and between PracticeWorks, Inc. and FINOVA Capital Corporation (incorporated by reference to Exhibit 4.2(c) to PracticeWorks' Annual Report on Form 10-K, filed with the Commission on March 20, 2002).
4.3	Warrant to purchase up to 50,000 shares dated March 6, 2001 by and between PracticeWorks, Inc. and Crescent International Ltd. (incorporated by reference to Exhibit 4.3 to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
4.4	Registration Rights Agreement dated as of March 7, 2001 between PracticeWorks, Inc. and Ceramco, Inc. (incorporated by reference to Exhibit 10.15 to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
4.5	Registration Rights Agreement, dated as of March 5, 2001, between PracticeWorks, Inc. and Crescent International Ltd. (incorporated by reference to Exhibit 10.17 to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
4.6	Registration Rights Agreement dated as of March 6, 2001 between PracticeWorks, Inc. and Crescent International Ltd. (incorporated by reference to Exhibit 10.18(b) to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
5.1*	Opinion of Kilpatrick Stockton LLP.
23.1*	Consent of Independent Certified Public Accountants.
23.2*	Consent of Kilpatrick Stockton LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page).

*
Filed herewith

Item 17. Undertakings

(a)
The undersigned Registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta and State of Georgia on the 27th day of March, 2002.

PRACTICEWORKS, INC.
By:	/s/ JAMES K. PRICE James K. Price Chief Executive Officer and President

POWER OF ATTORNEY

        The registrant and each person whose signature appears below constitutes and appoints James K. Price and James A. Cochran and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RICHARD E. PERLMAN Richard E. Perlman	Chairman of the Board and Director	March 27, 2002
/s/ JAMES K. PRICE James K. Price	Chief Executive Officer, President and Director (Principal Executive Officer)	March 27, 2002
/s/ JAMES A. COCHRAN James A. Cochran	Senior Vice President, Assistant Secretary and Chief Financial Officer (Principal Financial Officer)	March 27, 2002
/s/ JAMES C. DAVIS James C. Davis	Executive Vice President and Director	March 27, 2002
/s/ WILLIAM R. JELLISON William R. Jellison	Director	March 27, 2002

/s/ WILLIAM A. SHUTZER William A. Shutzer	Director	March 27, 2002
/s/ RAYMOND H. WELSH Raymond H. Welsh	Director	March 27, 2002

EXHIBIT INDEX

EXHIBIT NUMBER		DESCRIPTION
2.1	—	Agreement and Plan of Distribution, dated as of February 21, 2001, by and between VitalWorks Corporation and PracticeWorks, Inc. (incorporated by reference to Exhibit 2.1 to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
3.1	—	Certificate of Incorporation of PracticeWorks, Inc. Registration Statement on Form 10, filed with the Commission on August 22, 2000).
3.2(a)	—	Certificate of Designations of Series A Preferred Stock of PracticeWorks, Inc. issued to Ceramco, Inc. (incorporated by reference to Exhibit 3.2(b) to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
3.2(b)	—	Certificate of Designations of Series B Preferred Stock of PracticeWorks, Inc. issued to the Stockholders of Medical Dynamics, Inc. (incorporated by reference to Exhibit 3.2(b) to PracticeWorks' Annual Report on Form 10-K, filed with the Commission on March 20, 2002).
3.2(c)	—	Certificate of Designations of Series C Preferred Stock of PracticeWorks, Inc. issued to Crescent International Ltd. (incorporated by reference to Exhibit 3.2(c) to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
4.1	—	Form of certificate representing PracticeWorks, Inc. common stock (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to PracticeWorks' Registration Statement on Form 10, filed with the Commission on December 21, 2000).
4.2(a)	—	Warrant to purchase up to 87,500 shares dated March 5, 2001 by and between PracticeWorks, Inc. and FINOVA Capital Corporation (incorporated by reference to Exhibit 4.2(a) to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
4.2(b)	—	Warrant to purchase up to 10,000 shares dated March 5, 2001 by and between PracticeWorks, Inc. and FINOVA Capital Corporation (incorporated by reference to Exhibit 4.2(b) to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
4.2(c)	—	Warrant to purchase up to 100,000 shares dated July 18, 2001 by and between PracticeWorks, Inc. and FINOVA Capital Corporation (incorporated by reference to Exhibit 4.2(c) to PracticeWorks' Annual Report on Form 10-K, filed with the Commission on March 20, 2002).
4.3	—	Warrant to purchase up to 50,000 shares dated March 6, 2001 by and between PracticeWorks, Inc. and Crescent International Ltd. (incorporated by reference to Exhibit 4.3 to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
4.4	—	Registration Rights Agreement dated as of March 7, 2001 between PracticeWorks, Inc. and Ceramco, Inc. (incorporated by reference to Exhibit 10.15 to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
4.5	—	Registration Rights Agreement, dated as of March 5, 2001, between PracticeWorks, Inc. and Crescent International Ltd. (incorporated by reference to Exhibit 10.17 to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).
4.6	—	Registration Rights Agreement dated as of March 6, 2001 between PracticeWorks, Inc. and Crescent International Ltd. (incorporated by reference to Exhibit 10.18(b) to PracticeWorks' Current Report on Form 8-K, filed with the Commission on March 22, 2001).

5.1	—	Opinion of Kilpatrick Stockton LLP regarding the legality of the PracticeWorks securities being registered.
23.1	—	Consent of BDO Seidman, LLP.
23.2	—	Consent of Kilpatrick Stockton LLP (included in Exhibit 5.1).
24.1	—	Power of Attorney (included on signature page).

QuickLinks

TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
OUR BUSINESS
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
PART II
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX